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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Targeted Genetics Corporation
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
87612M306
(CUSIP Number)
Scott Lively
Associate General Counsel, Corporate
Biogen Idec Inc.
14 Cambridge Center
Cambridge, Massachusetts 02142
(617) 679-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

CUSIP No.	Page	of

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. (entities only): Biogen Idec Inc. 33-0112644

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,170,409

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,170,409

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,170,409

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 2 of 7 pages

CUSIP No.	Page	of

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. (entities only): Biogen Idec MA Inc. 04-3002117

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,170,409

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,170,409

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,170,409

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Page 3 of 7 pages

Schedule 13D
Item 1. Security and Issuer.
     This Amendment No. 3 to Schedule 13D amends the Schedule 13D filed on July 12, 2005, as amended by the Schedule 13D/A filed on September 7, 2005 and further amended by the Schedule 13D/A2 filed on November 9, 2006 relating to the common shares, $0.01 par value (the “Common Stock”), of Targeted Genetics Corporation, a Washington corporation (the “Issuer”). The Issuer has its principal executive offices at 1100 Olive Way, Suite 100, Seattle, Washington.
     Except as otherwise described herein, the information contained in the Schedule 13D, Schedule 13D/A and Schedule 13D/A2, as previously filed, remains in effect, and all capitalized terms shall have the meaning previously ascribed to them. Information given in response to each item in this Schedule 13D shall be deemed incorporated by reference in all other items.
Item 2. Identity and Background.
N/A
Item 3. Source and Amount of Funds or Other Consideration.
N/A
Item 4. Purpose of Transaction.
N/A
Item 5. Interest in Securities of the Issuer.
The response to Item 5 is hereby amended and restated as follows:
     (a) Biogen Idec has indirect beneficial ownership of 2,170,409 shares of common stock in the aggregate, which constitutes 11.0% of the outstanding shares of the Issuer’s Common Stock. This percentage was calculated (i) based on disclosure in the Issuer’s Annual Report on Form 10-K filed March 25, 2008, that as of March 20, 2008, there were 19,814,161 shares of Common Stock outstanding and (ii) giving effect to the issuance of 1,000,000 shares of Common Stock to Biogen MA.
     Biogen MA has direct beneficial ownership of 2,170,409 shares of Common Stock.
     Other than as provided in this Item 5, neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person listed on Exhibit A hereto, owns or has any rights to acquire, directly or indirectly, any Common Stock.
     (b) The Reporting Persons have shared voting power and shared dispositive power with respect to 2,170,409 shares of Common Stock. The Reporting Persons do not have the sole power to vote or to direct to vote or to dispose or to direct the disposition of any shares of Common Stock beneficially owned by them.
     (c) Neither the Reporting Persons nor, to the best knowledge of each Reporting Person, any of the persons named in Exhibit A hereto, has effected a transaction in the Company’s securities during the period since the filing of Schedule 13D/A2 on November 9, 2006 and ending on the date hereof.

Page 4 of 7 pages

     (d) Except as set forth in this Item 5, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons.
     (e) Not applicable
Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
N/A
Item 7. Material to be Filed as Exhibits.
Exhibit A:    Directors and Executive Officers of Biogen Idec Inc. and Biogen Idec MA Inc.(1)
Exhibit B:    Filing Agreement(1)

(1)	Filed herewith.

Page 5 of 7 pages

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: May 8, 2008

BIOGEN IDEC INC.
/s/ Michael F. Phelps
Name:	Michael F. Phelps
Title:	Vice President, Treasurer

Page 6 of 7 pages

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: May 8, 2008

BIOGEN IDEC MA INC.
/s/ Michael F. Phelps
Name:	Michael F. Phelps
Title:	Vice President, Treasurer

Page 7 of 7 pages

EXHIBIT A
Directors and Officers of Biogen Idec Inc. and Biogen Idec MA Inc.
Directors and Officers of Biogen Idec Inc.
The name, principal occupation, address, and citizenship of each director and executive officer of Biogen Idec Inc. are set forth below.
Directors
Lawrence C. Best
Mr. Best is retired. His business address is c/o Biogen Idec Inc., 14 Cambridge Center, Cambridge, MA 02142.
Marijn Dekkers
Mr. Dekkers is President and Chief Executive Officer of Thermo Fisher Scientific Inc. His business address is c/o Biogen Idec Inc., 14 Cambridge Center, Cambridge, MA 02142.
Alan Glassberg
Mr. Glassberg is a Venture Partner of Bay City Capital. His business address is c/o Biogen Idec Inc., 14 Cambridge Center, Cambridge, MA 02142.
Thomas F. Keller, Ph.D.
Dr. Keller is R.J. Reynolds Professor Emeritus of Business Administration and Dean Emeritus of the Fuqua School of Business, Duke University. His business address is c/o Biogen Idec Inc., 14 Cambridge Center, Cambridge, MA 02142.
Nancy L. Leaming
Ms. Leaming is an independent consultant. Her business address is c/o Biogen Idec Inc., 14 Cambridge Center, Cambridge, MA 02142.
James C. Mullen
Mr. Mullen is Chief Executive Officer and President of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Robert Pangia
Mr. Pangia is a partner of Ivy Capital Partners, LLC, the General Partner of Ivy Healthcare, L.P. His business address is c/o Biogen Idec Inc., 14 Cambridge Center, Cambridge, MA 02142.
Cecil B. Pickett, Ph.D.
Dr. Pickett is President, Research & Development of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Bruce R. Ross
Mr. Ross is President of Cancer Rx. His business address is c/o Biogen Idec Inc., 14 Cambridge Center, Cambridge, MA 02142.
Lynn Schenk
Ms. Schenk is an attorney in private practice. Her business address is c/o Biogen Idec Inc., 14 Cambridge Center, Cambridge, MA 02142.

Phillip A. Sharp, Ph.D.
Dr. Sharp is Institute Professor at the Massachusetts Institute of Technology and a faculty member in the Department of Biology and the Center for Cancer Research. His business address is c/o Biogen Idec Inc., 14 Cambridge Center, Cambridge, MA 02142.
William Young
Mr. Young is Chairman and Chief Executive Officer for Monogram Bioscience, Inc. His business address is c/o Biogen Idec Inc., 14 Cambridge Center, Cambridge, MA 02142.
Executive Officers
Susan H. Alexander
Ms. Alexander is Executive Vice President, General Counsel and Secretary of Biogen Idec Inc. and Secretary of Biogen Idec MA Inc. Her business address is 14 Cambridge Center, Cambridge, MA 02142.
Paul Clancy
Mr. Clancy is Executive Vice President and Chief Financial Officer of Biogen Idec Inc. and President and Director of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
John M. Dunn
Mr. Dunn is Executive Vice President, New Ventures of Biogen Idec Inc. His business address is 5200 Research Place, San Diego, CA 92122.
Robert Hamm
Mr. Hamm is Executive Vice President, Pharmaceutical Operations and Technology of Biogen Idec Inc. and Vice President of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Hans Peter Hasler
Mr. Hasler is Executive Vice President, Global Neurology, Head of International of Biogen Idec Inc. His business address is Landis & Gyr — Strasse 3, Zug Switzerland CH-6300. He is a citizen of Switzerland.
Faheem Hasnain
Mr. Hasnain is Executive Vice President, Oncology/Rheumatology Strategic Business Unit of Biogen Idec Inc. His business address is 5200 Research Place, San Diego, CA 92122.
Michael MacLean
Mr. MacLean is Senior Vice President, Chief Accounting Officer and Controller of Biogen Idec Inc. and Vice President and Director of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
James C. Mullen
Mr. Mullen is Chief Executive Officer and President of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Cecil B. Pickett, Ph.D.
Dr. Pickett is President, Research & Development of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Craig E. Schneier, Ph.D.
Mr. Schneier is Executive Vice President, Human Resources, Public Affairs and Communications of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Mark Wiggins
Mr. Wiggins is Executive Vice President, Business Development of Biogen Idec Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Unless otherwise noted, each director and executive officer of Biogen Idec Inc. listed above is a United States citizen.

Directors and Officers of Biogen Idec MA, Inc.
The name, principal occupation, address, and citizenship of each director and executive officer of Biogen Idec MA Inc. are set forth below.
Directors
Paul Clancy
Mr. Clancy is Executive Vice President and Chief Financial Officer of Biogen Idec Inc. and President and Director of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Michael MacLean
Mr. MacLean is Senior Vice President, Chief Accounting Officer and Controller of Biogen Idec Inc. and Vice President and Director of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Michael F. Phelps
Mr. Phelps is Vice President and Treasurer of Biogen Idec Inc. and Vice President, Treasurer and Director of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Officers
Susan H. Alexander
Ms. Alexander is Executive Vice President, General Counsel and Secretary of Biogen Idec Inc. and Secretary of Biogen Idec MA Inc. Her business address is 14 Cambridge Center, Cambridge, MA 02142.
Evan Beckman
Mr. Beckman is Senior Vice President, Immunology Research and Development of Biogen Idec Inc. and Vice President of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Christopher Dayton
Mr. Dayton is Associate General Counsel, IP of Biogen Idec Inc. and Assistant Secretary of Biogen Idec MA Inc. His business address is 5200 Research Place, San Diego, CA 92122.
Andrea DiFabio
Ms. DiFabio is Vice President and Chief Neurology Counsel of Biogen Idec Inc. and Assistant Secretary of Biogen Idec MA Inc. Her business address is 45 Williams St., Suite 200, Wellesley, MA 02481.
Alphonse Galdes
Mr. Galdes is Vice President, Drug Discovery of Biogen Idec Inc. and Vice President of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Robert Hamm
Mr. Hamm is Executive Vice President, Pharmaceutical Operations and Technology of Biogen Idec Inc. and Vice President of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Robert Licht
Mr. Licht is Vice President, Chief Corporation Counsel of Biogen Idec Inc. and Vice President and Assistant Secretary of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.

Cara Lowen
Ms. Lowen is Associate General Counsel, IP of Biogen Idec Inc. and Assistant Secretary of Biogen Idec MA Inc. Her business address is 14 Cambridge Center, Cambridge, MA 02142.
Mitchell Reff
Mr. Reff is Vice President, Discovery Oncology of Biogen Idec Inc. and Secretary of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Alfred Sandrock
Mr. Sandrock is Senior Vice President, Neurology Research and Development Biogen Idec Inc. and Vice President of Biogen Idec MA Inc. His business address is 14 Cambridge Center, Cambridge, MA 02142.
Unless otherwise noted, each director and officer of Biogen Idec MA Inc. listed above is a United States citizen.

EXHIBIT B
FILING AGREEMENT
     The undersigned, the Reporting Persons named in this Schedule 13D, hereby agree that this Schedule 13D is filed on a combined basis on behalf of each of them and that each Reporting Person is individually responsible for the timely filing of any amendments to this Schedule 13D. Each Reporting Person further agrees that it is responsible for the completeness and accuracy of the information concerning such Reporting Persons, respectively, contained in this Schedule 13D and that it is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.
     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 8th day of May, 2008.

BIOGEN IDEC INC.
/s/ Michael F. Phelps
Name:	Michael F. Phelps
Title:	Vice President, Treasurer

BIOGEN IDEC MA INC.
/s/ Michael F. Phelps
Name:	Michael F. Phelps
Title:	Vice President, Treasurer

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